

SECURI1 16013194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-66522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2015** and ending **December 30, 2015**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Davy Securities

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
Davy House, 49 Dawson Street
(No. and Street)
Dublin 2, Ireland
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Neil Mulvey +353 1 6148797
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)
777 E Wisconsin Ave #32
(No. and Street)
Milwaukee Wisconsin 53202
(City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Neil Mulvey**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Davy Securities**, as of **December 30, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

FINOP

Title

Notary Public

Vivian C. Matthews
Notary Public for the City of Dublin
Ireland
Commissioned for Life

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

Davy Securities

Affirmation

COUNTY OF DUBLIN, IRELAND

We, the undersigned officers of the firm of Davy Securities, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Davy Securities for the period ended December 30, 2015 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Barry Nangle
Co President



David Smith
Co President



Neil Mulvey
Financial and Operations Principal



Vivian Matthews
Notary Public
Subscribed and sworn to before me on February 22, 2016

Vivian C. Matthews
Notary Public for the City of Dublin
Ireland
Commissioned for Life



Davy Securities

(A wholly owned subsidiary of J & E Davy Holdings)

Statement of Financial Condition
As of December 30, 2015

(With Report of Independent Registered Public Accounting Firm)

Davy Securities
(A wholly owned subsidiary of J&E Davy Holdings)

Table of Contents *Page*



BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
United States of America

T: +1 414 777 5500
F: +1 414 777 5555

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Davy Securities
Dublin, Ireland

We have audited the accompanying statement of financial condition of Davy Securities as of December 30, 2015. The statement of financial condition is the responsibility of Davy Securities's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Davy Securities as of December 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2016

Davy Securities

(A wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition *(In US Dollars)*

As of December 30, 2015

Assets:	
Cash and cash equivalents	**$ 6,487,959**
Other assets	**5,156**
Receivable from affiliates	**2,341,311**
Total assets	**$ 8,834,426**
Liabilities and Stockholder's equity	
Liabilities:	
Income tax payable	**8,244**
Payable to affiliates	**547,597**
Total liabilities	**$555,841**
Commitments and contingencies	
Stockholder's equity:	
Common stock: €1 par value: Authorized, 3,400,000 shares issued, and outstanding, 3,400,000 shares	**3,955,228**
Retained earnings	**5,273,114**
Accumulated other comprehensive loss	**(949,757)**
Total stockholder's equity	**$ 8,278,585**
Total liabilities and stockholder's equity	**$ 8,834,426**

The accompanying notes are an integral part of the Statement of Financial Condition.

Davy Securities

(A wholly owned subsidiary of J&E Davy Holdings)

Notes to Statement of Financial Condition

1 Organization and description of the business

Davy Securities (or 'the Company') commenced trading during the year ended December 31 2006. Davy Securities is regulated by the Central Bank of Ireland. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation ('SIPC'). Its business encompasses the execution, as agent only, of transactions in foreign (from a U.S. perspective) equities, which are listed primarily on the London and/or Irish Stock Exchanges and foreign fixed income securities. The Company executes client orders for foreign securities with J&E Davy (trading as Davy), an affiliated foreign broker-dealer which is a member of the Irish Stock Exchange "ISE", the London Stock Exchange "LSE", Euronext and is authorised by the Central Bank of Ireland under the Stock Exchange Act 1995. J&E Davy reports these executed trades to the relevant stock exchange. Davy Securities executes the client order with J&E Davy which in turn will execute the order with a member of the relevant stock exchange or a market maker.

Davy Securities is a wholly owned subsidiary of J&E Davy Holdings. The ultimate holding company is Amber Note. J&E Davy Holdings and Amber Note are both incorporated in Ireland.

2 Summary of significant accounting policies

Basis of presentation

The statement of financial condition was prepared in accordance with U.S. generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The financial statements have been prepared using the convention of trade date accounting. Accordingly, commission income arising from stockbroking business is recorded as earned in the period in which the related bargains are executed on behalf of clients.

Foreign currencies

The Company's functional currency is the euro. Monetary assets and liabilities denominated in foreign (non euro) currencies are translated into euros using exchange rates prevailing at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies are translated into euros using historical exchange rates. Foreign currency translation gains and losses arising from transactions and balances denominated in foreign currencies are recorded in the Statement of Income.

2 Summary of significant accounting policies *(continued)*

Foreign currencies *(continued)*

For presentation purposes, the financial statements have been translated from the functional currency, euros, into U.S. dollars. Assets and liabilities are translated into dollars using exchange rates prevailing at the end of the period (1 dollar = 0.9158 euro). Stockholder's equity balances have been translated into dollars using historical exchange rates. Revenues and expenses are translated into dollars using the average rate for the period (1 dollar = 0.9012 euro). Adjustments arising from translation into the presentation currency, U.S. dollars, are recognised in Accumulated Other Comprehensive Loss, a component of stockholder's equity, the currency translation account within stockholder's equity.

Income taxes

The Company accounts for income tax in accordance with ASC 740 – Income Taxes. The Company accounts for income taxes under the asset and liability method. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognised in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognises the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax proposes meeting the more likely than not threshold, the amount recognised in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The company did not have any uncertain tax positions for the period ended December 30, 2015.

Change in accounting period

The Company's financial period was amended from December 31, 2015 to December 30, 2015. Therefore the current financial period commenced on January 1, 2015 and concluded on December 30, 2015.

Cash and cash equivalents

The Company considers all highly-liquid instruments with original maturities of three months or less to be cash equivalents.

2 Cash and cash equivalents *(continued)*

The company maintains its cash and cash equivalents at financial institutions in accounts that at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents.

3 Commitments and contingent liabilities

There were no commitments or contingent liabilities at period end other than described in Note 7.

4 Related party transactions

Corporate expenses, which include direct costs, overheads and departmental re-allocations (including exchange fees, staff costs, communication charges and head office charges for support services such as compliance and finance) are allocated to the Company by J&E Davy based on direct usage, headcount or volume depending on the source of the expense; these expenses amounted to $2,404,670 in 2015. All direct expenses (including audit fees, regulatory levies and professional fees) are paid by J&E Davy and recharged through the inter-company account. As at December 30, 2015, an amount of $2,341,311 was due from J&E Davy relating to trade settlement accounts in addition to accrued income and expenses. In addition at this date an amount of $536,841 was owed to Davy Research (a fellow Group Company in the J&E Davy Holdings Group) in respect of occupancy and equipment costs paid on Davy Securities behalf. In addition at this date an amount of $10,756 was owed to Davy Fund Managers (a fellow Group Company in the J&E Davy Holdings Group) in respect of group tax relief.

5 Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items in the reserve computation.

At December 30, 2015, the Company had net capital of $5,567,436 which was $5,317,436 in excess of its required net capital of $250,000.

6 Concentration of credit risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized.

6 Concentration of credit risk (continued)

The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

7 Commitments, contingencies and other matters

The Company, as part of its obligations under the terms of a facility agreement entered into by its parent company, Green Note, on December 13, 2013 had provided a first floating charge over the whole of its undertaking, property, assets and rights in favour of Bank of Ireland. On October 31, 2015, Green Note borrowed an additional amount from Bank of Ireland under an amendment to the existing facility.

8 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 30, 2015 and through the date of the financial statements issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognised in the financial statements as of December 30, 2015.